April 4, 2013

Via EDGAR

Attention:  Michael Fay, Division of Corporation Finance

Anne N. Parker

Branch Chief

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:                             Triangle Petroleum Corporation

Form 10-K for the Fiscal Year ended January 31, 2012

Filed April 16, 2012

Form 10-K/A for the Fiscal Year ended January 31, 2012

Filed May 18, 2012

Form 10-Q for the Fiscal Quarter ended October 31, 2012

Filed December 10, 2012

Response letter dated February 14, 2013

File No. 001-34945

Dear Ms. Parker:

This letter responds to the staff’s comment letter dated February 27, 2013, regarding Triangle Petroleum Corporation’s (“Triangle”) Form 10-Q for the fiscal quarter ended October 31, 2012, filed December 10, 2012 (File No. 001-34945).

Since your comments relate to accounting matters, Triangle’s President and Chief Executive Officer, Jonathan Samuels, requested that I, Joseph Feiten, Triangle’s Principal Accounting Officer, prepare and submit the following responses on behalf of Triangle:

Form 10-Q for the Fiscal Year ended October 31, 2012

Financial Statements

Note 3 — Segment Reporting, page 10

SEC Comment

1.                          In your response to prior comment eight you state that you performed pressure pumping services to complete eight wells in 2012, and you held an economic interest in all but one of these wells. Please identify the operator of the seven wells in which you held an economic interest and describe your relationship with that party if you are not the operator. Please explain how you determined that your accounting was permissible given the guidance in FASB ASC 932-10-S99(1)(c)(6)(iv)(C) (Rule 4-10(c)(6)(iv)(C) of Regulation S-X) as it relates to these wells and the provision that “no income may be recognized for contractual services performed on behalf of investors in oil and gas producing activities managed by the registrant or an affiliate.”

Response

Triangle USA Petroleum Corporation (“TUSA”), Triangle’s wholly-owned subsidiary, was the operator of the seven wells.  The accounting was permissible with regard to S-X Rule 4-10(c)(6)(iv)(C) because TUSA, as operator, was not performing contractual services on behalf of investors in oil and gas producing activities managed by the registrant or an affiliate, as further explained below.   However, as explained in response to SEC Comment #3 below, it came to our attention earlier this month that a 1984 SEC Release endnote provided guidance on applying S-X Rule 4-10(c)(6)(iv)(A) that results in no service income being recognized for the seven wells, irrespective of the applicability of 10(c)(6)(iv)(C).  For the same reason, no service income will be recognized for the fourth quarter of Triangle’s fiscal year ended January 31, 2013.

The discussion below is provided to respectfully respond to your question and to solicit your feedback on the discussion because the matter will impact Triangle’s accounting for future pressure pumping income.

Industry Terminology and Role of the Operator

When the subsection S-X Rule 4-10(c)(6)(iv)(C) was put in place in 1984 (and continuing today, we believe), a manager/investor relationship referred to the relationship of (or similar to) a general partner managing a limited partnership with limited partners, where the general partner acts as agent for the investors with regard to the partnership’s oil and gas producing activities.  Such partnerships were commonly referred to as “Drilling Programs” (where activities focused on drilling exploratory wells) and “Income Programs” (where activities focused on acquiring economic interests in producing wells).

As the investors’ agent, the general partner decides on behalf of those investors matters such as (i) what economic interests will be owned by the investors, (ii) in what wells the partnership will participate, and (iii) how the partnership will interact with other working interest owners regarding the proposed well and the Joint Operating Agreement (“JOA”) governing the well, as well as amendments to the JOA.

An operator does not, per se, act as an agent to investors as does a general partner to limited partners in a limited partnership.  However, sometimes an exploration and production company will be both (i) the well operator (who is not an agent for other working interest owners and is subject to the governing JOA) and (ii) a general partner, functioning as the agent managing the oil and gas producing activities for investors.

In TUSA’s case, for all the wells it has operated and expects to operate, the JOA is built on the A.A.P.L. Form 610-1989 Model Form Operating Agreement (the “Model Form”).  The Model Form is reproduced in Appendix 9 of the 4th Edition (1996) and 5th Edition (2000) and Exhibit E of the 6th Edition (2007) of the Petroleum Accounting Principles, Procedures & Issues book.  The undersigned co-authored the 4th and 5th editions.   The current 7th edition (2011) does not include a JOA model form.

The Model Form includes the following notable provisions:

1.              Article VII.A reads in part, “It is not the intention of the parties to create, nor shall this agreement be construed as creating, a mining or other partnership, joint venture, agency relationship or association, or to render the parties liable as partners, co-venturers, or principals.”

2.              The operator “shall conduct and direct and have full control of all operations on the Contract Area as permitted and required by, and within the limits of [the JOA].” (Article V’s section A)

3.              The operator is expressly not the “agent” of the other working interest owners and expressly not responsible to their lessors and royalty owners. (Article V’s section A)

4.              The operator may employ its own tools and equipment but at rates not exceeding prevailing rates in the area.  All work performed or materials supplied by affiliates or related parties of the operator shall be at competitive rates, pursuant to written agreement and in accordance with customs and standards prevailing in the industry. (Article V, subsection D.1)

5.              Each party to the JOA has the right to take-in-kind or separately dispose of its share of all oil and gas produced from the “Contract Area” set forth in the JOA. (Article VI, section G)

6.              Article VI, Section F reads in part, “Upon commencement of an operation for the drilling, Reworking, Sidetracking, Plugging Back, Deepening, testing, Completion or plugging of a well, including but not limited to the Initial Well, such operation will not be terminated without consent of parties bearing [50% in TUSA’s JOAs] of the costs of such operations [except the operator may discontinue operations where further operations are impractical].”

7.              If the operator proposes the well drilling and completion programs, the other working interest owners can raise objections in various ways under various circumstances before, during and after the drilling and completion activities, such as by (i) electing up-front to “go non-consent” (i.e., to not participate in major operations such as drilling and completing the well) and (ii) conducting a Joint Interest Audit under JOA Exhibit C (a.k.a., the “COPAS Exhibit”).

Under the JOA terms, the operator is overseeing “operations” on the property, subject to the JOA limitations, but is not truly “managing” a “venture.”   In overseeing operations, the operator is more akin to a driller that oversees and is responsible for drilling operations under a turnkey drilling contract than a General Partner managing a Drilling Program partnership. Under the JOA, working interest owners collectively have greater power and rights with regard to JOA Operations and selling their share of oil and gas produced than investors have in Drilling Program partnerships managed by a General Partner.

Further, the operator is not paid “management fees,” whereas a general partner of a limited partnership typically does receive “management fees” for managing the partnership. The operator bills the participating non-operators their working interest share of payments (set forth in the JOA COPAS Exhibit) “as compensation for overhead.”

Petroleum Accounting Book, 3rd Edition

The key point that an “operator” does not, per se, manage investors’ oil and gas producing activities was made in the 3rd edition (1990) of Petroleum Accounting Principles, Procedures, & Issues (the “3rd Edition”).  See the 3rd Edition’s discussion on applying S-X Rule 4-10(c)(6)(iv)(C), pages 520-524 (appended as Attachment A to this response letter).  The undersigned was not involved in writing the 3rd Edition of the book.

The first example on page 520 of the 3rd Edition considers a “full-cost company” that is “the general partner, sponsor and manager of a limited partnership” where the company drilled a well at a fixed fee of $320,000 incurring costs of $280,000.  The example calls for crediting the entire $320,000 to the full cost pool.  The second example beginning on page 520 of the 3rd Edition, a variation of the first example, involves a separate contract drilling division (with segment reporting) that drills the well, and the $40,000 profit elimination takes two forms: a $10,000 “intracompany” profit elimination and a $30,000 income reduction for the remaining “profit . . . applicable to partners.”  Both examples are premised on a general partner managing a partnership.

Page 523 of the 3rd Edition makes two key statements:

1.              “If the operator also operates as an independent drilling contractor performing services for other entities, in which the operator has no economic interest, and is not manager of the venture, profit on drilling or other services may be recognized.”

2.              “(Remember, too, that no profit can be recognized if the operator manages the venture.)”

Those two statements indicate that being the well’s operator does not, per se, mean that (i) the operator is managing the oil and gas producing activities on behalf of investors and (ii) non-recognition of income under (iv)(C) is triggered.  The undersigned co-author of the 4th and 5th editions acknowledges that those editions maintain references to “managing the venture” and do not address the fact that an operator is not necessarily even managing a venture and that “managing a venture,” if referring to being an operator, is not the scenario described in (iv)(C).

The “Successful Efforts Except” Concept

S-X Rule 4-10(c)(6) begins, “(6) Other transactions. The provisions of paragraph (h) of this section, ‘Mineral property conveyances and related transactions if the successful efforts method of accounting’ is followed, shall apply also to those reporting entities following the full cost method except as follows:…”  S-X Rule 4-10(h), and then paragraphs (b) through (g) on successful efforts accounting, were removed from Rule 4-10 in 1996 and replaced by the current paragraph (b) that simply calls for a reporting entity that follows the successful efforts method to comply with SFAS 19, as amended (i.e., comply with ASC 932).

Our understanding is that if Triangle followed the successful efforts method, Triangle would recognize pressure pumping income related to wells operated by Triangle subject to the general provisions for elimination of intercompany profits under generally accepted accounting principles.  Accordingly, under the “Successful Efforts Except” concept expressed in the introduction of S-X Rule 4-10(c)(6), it seemed appropriate for Triangle to not add a (6)(iv) “exception” or “widen” the (6)(iv)(C) exception to say that no income may be recognized for contractual services performed on a well operated by the registrant or an affiliate.

SEC Comment

2.                          In addition, in your response to comment eight you state that you recognized gross profit in the amount of $368,410 from pressure pumping services performed on a property acquired within one year. However, you intend to credit the full cost pool for this amount in the 4th quarter to comply with the guidance in FASB ASC 932-10-S99(1)(c)(6)(iv)(B) (Rule 4-10(c)(6)(iv)(B) of Regulation S-X) as you have concluded the amount to be immaterial. Please submit a full analysis that details all the quantitative and qualitative factors you considered to determine the amount is not material to your previously issued financial statements.

Response

Our response to SEC Comment #3 below indicates that Triangle’s management proposes crediting 100% of service income to the full cost pool in the case of all seven wells in which Triangle had an economic interest and for which RockPile provided pressure pumping services in the fiscal year-to-date ended October 31, 2012.   Consequently, the question of materiality on the $368,410 would become moot.

SEC Comment

3.                          We note that you recognize service income rather than credit the full cost pool for services performed on properties acquired within one year when the property is within a DSU that was acquired more than one year before the service contract. Please discuss in further specificity why you believe this accounting policy conforms to the guidance in FASB ASC 932-10-S99(1)(c)(6)(iv) (Rule 4-10(c)(6)(iv) of Regulation S-X).

Response

Triangle had in February 2013 believed Triangle’s accounting policy in question conformed to the guidance in Rule 4-10(c)(6)(iv) primarily for the reasons provided in Triangle’s February 14, 2013 Response Letter and because Triangle was unaware until March 4, 2013 of further SEC guidance in the last sentence of Endnote 5 of the 1984 SEC Release regarding Rule 4-10(c)(6)(iv).  That sentence reads, “If the acquired interest [not held at least one year] is in addition to an existing interest held at least one year as a result of unrelated transactions, the company should base this computation on the costs incurred and to be incurred associated with the additional interest acquired.”

Triangle found that for the seven wells, there was $1,787,265 of pressure pumping income not already credited to the full cost pool by intercompany eliminations for consolidation.   For each of the seven wells, its portion of the $1,787,265 did not exceed the costs incurred and to be incurred associated with property economic interests acquired by Triangle within one year of the pressure pumping for that well.   Following the guidance in the aforementioned Endnote 5, Triangle should credit the full cost pool for the $1,787,265 of income and reduce by $1,787,265 the recognized income reported in Triangle’s financial statements for the nine-month period ended October 31, 2012.   Of the $1,787,265, $36,344 relates to services in July 2012 and the remainder to services in the three months ended October 31, 2012.

For the three-month period ended October, 31, 2012, Triangle had recognized rental income of $101,831 relating to housing and equipment rental charged to certain of the seven wells and billed to third-party working interest owners in the wells.  This income should be credited to the full cost pool and charged against Other Revenue in the Statement of Operations.

As a result, Triangle proposes to amend its 10-Q filing for three-month period ended October, 31, 2012 (the “3rd Quarter”) to reflect the following changes:

1.              Reduce pressure pumping services revenue by $1,787,265 (from $12,530,558 to $10,743,293 for the 3rd Quarter, and from $15,125,110 to $13,337,845 for the nine months ended October 31, 2012);

2.              Reduce Other Revenue  by $101,831 for the three-month and nine-month periods ended October 31, 2012;

3.              Reduce “Proved Properties” asset at October 31, 2012 by $1,889,096 (from $150,409,697 to $148,520,601);

4.              Make no change to the $3,300,000 DD&A expense for the 3rd Quarter when a $1,889,096 reduction in the $220 million amortization base reduces DD&A expense by $28,714 (immaterial in quantity and quality to DD&A and financial results);

5.              With the above adjustments, Net Loss is increased by $1,889,096 and earnings per common share outstanding (basic and diluted) decreases by $0.04 for the 3rd Quarter and for the nine-month period ended October 31, 2012; and

6.              For the Statement of Cash Flows for the nine-month period ended October 31, 2012, cash used in operating activities increases by $1,889,096 (from $6,998,500 to $8,887,596) and cash used in investing activities decreases from $133,996,937 to $132,077,841.

In addition to the above referenced changes to the Financial Statements, the proposed Form 10-Q/A for the 3rd Quarter would include an Explanatory Note describing the purpose of the amendment, additional disclosure in Footnote 2 “Basis of Presentation and Significant Accounting Policies” regarding our policy with regard to crediting service income to the full cost pool, and corresponding changes to Item. 2 Management’s Discussion and Analysis of Financial Condition and Results of Operations.  We would also update Item 4. Controls and Procedures and the Chief Executive Officer and Chief Financial Officer certifications set forth on Exhibits 31.1, 31.2, and 32.1.

Triangle’s management would like to have a call with the Staff to confirm that the above proposal adequately addresses the Staff’s comments.  Before filing the proposed Form 10-Q/A described above, Triangle’s management plans to present the proposal to Triangle’s Audit Committee at its quarterly meeting on April 8, 2013, which is then expected to make a recommendation to Triangle’s Board of Directors at the Board of Directors meeting on April 9, 2013. Triangle’s Board of Directors will make the final determination as to whether to restate the 3rd Quarter Form 10-Q.

* * * * * * * *

In connection with the above response to the staff’s comment, Triangle acknowledges that:

•                              Triangle is responsible for the adequacy and accuracy of the disclosure in the filing;

•                              Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                              Triangle may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (303) 260-6031 or, in his absence, Ryan McGee, Triangle’s Associate Counsel, at (303) 260-1680.

Sincerely,

/s/ Joseph Feiten
Joseph Feiten
Principal Accounting Officer

ATTACHMENT A

PAGES 520-524 OF PETROLEUM ACCOUNTING BOOK, 3RD EDITION

Attachment A

Petroleum Accounting
Principles, Procedures, & Issues

Horace R. Brock, John P. Klingstedt, Donald M. Jones

3rd Edition

©1990
by Horace R. Brock, John P. Klingstedt, and Donald M. Jones

All Rights Reserved

International Standard Book Number: 0–940966–19–0

Professional Development Institute
University of North Texas
Denton, Texas 76203

Printed in the United States of America

PDI also publishes *Oil & Gas Accounting: University Edition*, a condensed paperback version of this text designed for classroom use.

In 1981, this publication appeared under the title, *Accounting for Oil & Gas Producing Companies, Part 1*, followed by *Part 2* (same title) in 1982.

In 1985, the publication appeared as *Petroleum Accounting, Principles, Procedures, and Issues*.

Attachment A

520 Chapter 17

DRILLING AND OTHER CONTRACTUAL SERVICES

Oil and gas operators often offer contract drilling services to others. The services may be through a drilling division or through an affiliate of the operator. The appropriate accounting and revenues and expenses related to drilling contracts depends on the accounting method used by the operator and on whether the operator is manager or owns an equity interest in the property involved.

Full-Cost Method

Par. (iv) of Reg. SX 4-10 (i)(6)(C) provides that if a full-cost company is manager of the properties involved, no income can generally be recognized from rendering contractual services such as drilling.

(iv)(C) Not withstanding the provisions of (A) and (B) above, no income may be recognized for contractual services performed on behalf of investors in oil and gas producing activities managed by the registrant or an affiliate. Furthermore, no income may be recognized for contractual services to the extent that the consideration received for such services represents an interest in the underlying property.

For example, assume that Our Company, a full-cost company, is the general partner, sponsor and manager of a limited partnership. During the year Our Company drilled a well to the casing point at a fixed fee of $320,000. Our Company's share of these costs was 25% and the limited partners' share was 75%. Total costs incurred on the project were $280,000. Our Company should charge the entire $280,000 to the full-cost pool and should credit the full-cost pool for the entire $320,000 drilling fee. No gain is recognized on the contract.

Where a company maintains a separate contract drilling division, segmental income statements will normally be prepared. In preparing the consolidated income statement the intracompany profit on the drilling contract will be eliminated, and the profit resulting from that portion of the drilling contract applicable to partners will be offset against the cost pool as shown in the following example, based on the example previously given.

Partnership Interests 521

	Drilling Segment	Intracompany Elimination	Consolidated Amount
Contract Drilling Revenue	$320,000	$80,000	$240,000
Contract Drilling Expense	280,000	70,000	210,000
Net Income on Contract	$ 40,000	$10,000	30,000
Less Recovery of Full Cost Pool			30,000
Consolidated Net Income from Drilling			$ 0

Reg. SX 4-10 (i)(6)(iv)(A) also provides that where an interest is acquired in connection with a service contract, or within one year prior to or subsequent to the date of such a contract, income may be recognized to the extent that the cash consideration received exceeds all related contract costs plus the partner's share of costs incurred and estimated to be incurred in connection with the properties (but only *if* the partner is not the manager of the oil and gas activity).

For example assume that Our Company, an operator, performs drilling services, receiving cash of $640,000 from the partnership. Total drilling costs were $560,000. Our Company contributes cash of $64,000 for its 10 percent share of drilling costs, pays $10,000 for its 10 percent share of working interest in the lease, and pays $10,000 to an outside service company for its share of completion costs. The schedules below show how these facts would be shown in Our Company's income statement and balance sheet after eliminating intracompany profit.

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522 Chapter 17

INCOME STATEMENT

	Drilling Segment	Intracompany Elimination	Consolidated
Drilling Revenues	$640,000	$64,000	$576,000
Drilling Expenses	560,000	56,000	504,000
Net Drilling Income	$ 80,000	$(8,000)	$ 72,000
Less Recovery of Full Cost Pool			72,000
Net Income			$ 0

BALANCE SHEET

	E & P Segment	Elimination	Consolidated
Leasehold Cost	$10,000	$ 6,000**	$4,000
IDC	64,000	8,000*	
		56,000**	0
Completion Cost	10,000	10,000**	0
Total			$4,000

*Intracompany Profit = $\frac{80,000}{640,000}$ = 12.5%; 12.5% × $64,000 = $8,000

**Total drilling profit = $72,000. (Eliminated first against IDC, $56,000; then against completion costs, $10,000; then against leasehold cost, $6,000).

If in the above case the total profit attributed to the other partners had been $9,000 greater ($81,000, rather than $72,000), profit of $5,000 would have been recognized because cash proceeds would have exceeded *all* related costs by that amount. Note that the consideration received must exceed costs already incurred and those estimated *to be* incurred by the partner before profit can be recognized.

Partnership Interests 523

If the operator also operates as an independent drilling contractor performing services for other entities in which the operator has no economic interest, and is not manager of the venture, profit on drilling or other services may be recognized. Par. (B) of this section states that profit may also be recognized even though the operator has an interest in the properties *provided* the interest was obtained at least one year before the date of the service contract and the interest is unaffected by the service contract. No income can be recognized to the extent that the compensation received for the service is in the form of an interest in the properties involved. (Remember, too, that no profit can be recognized if the operator manages the venture.)

(vi)(B) Where the registrant acquired an interest in the properties at least one year before the date of the service contract through transactions unrelated to the service contract, and that interest is unaffected by the service contract, income from such contract may be recognized subject to the general provisions for elimination of intercompany [sic] profit under generally accepted accounting principles.

For example, assume that Our Company has owned for three years a 25 percent ownership interest in a partnership which holds a working interest in a prospect. Our Company's share of the leasehold interest cost was $180,000. During the current year, Our Company entered into a contract to drill a well to the sand for a contract price of $800,000. The well was successful. Total drilling costs were $680,000.

The consolidated income statement would reflect the following data related to the drilling contract.

INCOME STATEMENT

	Drilling Segment	Intracompany Elimination	Consolidated
Contract Drilling Revenue	$800,000	$(200,000)	$600,000
Contract Drilling Expense	680,000	(170,000)	510,000
Net Drilling Income	$120,000	$ (30,000)	$ 90,000

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524 *Chapter 17*

BALANCE SHEET

	E & P Segment	Intracompany Elimination	Consolidated
Full Cost Pool			
Leasehold Cost	$180,000		$180,000
IDC	200,000	$(30,000)	170,000

Successful-Efforts Method

If the successful-efforts method is followed by the operator, there are no special restrictions on the recognition of income, subject to the normal rules for elimination of intracompany profit. For example, suppose the sponsor who owns a 25 percent working interest and is manager of a limited partnership drilled a successful well for the partnership for a contract fee of $500,000. Total costs incurred in drilling the well were $400,000. It would be appropriate for the partner to recognize a profit of $75,000 ($100,000 less intracompany profit of $25,000) on the contract if the successful-efforts method is used.

MASTER LIMITED PARTNERSHIPS

The mid-1980s saw the development of "master limited partnerships" (or MLPs). In many cases limited partnership interests, referred to as "depository units," in MLPs have been freely traded in the over-the-counter market and have sometimes been listed on the organized stock exchanges. MLPs whose units are publicly traded are frequently referred to as "publicly traded limited partnerships" (PTLPs).

The MLP (often newly-formed) which is to be an oil and gas operator may offer to issue its units of ownership in return for some type of direct interest or indirect interest in oil and gas properties. Frequently, the units are offered to limited partners for their interests in existing partnerships so that two or more limited partnerships are combined. In other cases, units in the MLP are offered for working interests or for royalties. The combining of existing limited partnerships and the acquisition of properties through the issue of units of ownership in an MLP are referred to as "rollups." The offer to exchange the units for mineral properties or for partnership interests is referred to as an "exchange offer."

The major advantage of an MLP that is publicly traded is that it gives the limited partner a means for easily converting the partnership interest into cash. This contrasts dramatically with the ownership of normal

Partnership Interests 525

partnership interests, which have very little liquidity. An MLP rollup permits a new company to own producing properties from the outset of its activities so that it has many advantages in its financing activities and has strong investor appeal. The MLP resulting from the rollup may be substantially larger than its predecessor partnerships. The large size may give a better competitive position to the new MLP.

In the past, some MLPs have been formed when an existing corporation contributed interests in oil and gas properties to an MLP and then distributed the limited partnership units to its existing shareholders in partial or complete liquidations of the corporations. Because of current tax laws, this is a far less desirable move than in the past and will likely not be a frequent occurrence in the future.

The major disadvantage of an MLP rollup is the high cost involved. The administrative details and the large amount of time required to develop the information to be provided to offerees are quite costly. There are high compensation costs for the securities firm retained as the dealer-manager; for professional fees of attorneys, accountants and engineers; for preparing, printing, and distributing offering documents; and for establishing an organization to manage the new company. The sponsor of the exchange offer and other investors provide funds to administer the undertaking. The sponsors of the MLP may be allocated some portion of the units in the acquiring MLP in return for the funds to finance the venture and for providing services to create and administer the rollup. If the venture is successful, this interest may represent a substantial asset.

The accounting issues for MLPs are essentially the same as those for private limited partnerships. However, the accounting problems faced in forming an MLP, especially one that is publicly traded, may be more complex, depending on the nature of the MLP. One major problem is in determining exchange values. Another problem is in complying with the FASB's and SEC's requirements for recording the formation.[3]

DETERMINING EXCHANGE VALUES

One of the most important and most difficult steps in an exchange offer is determining the number of units that will be offered to owners of interests in the properties included in the offer. Each offeree must be treated fairly and equitably in relation to the other offerees. This is

[3]For an excellent discussion of exchange offers, see Richard C. Adkerson, "Accounting for Oil and Gas Exchange Offers," *Journal of Extractive Industries Accounting*, Spring, 1982. (Institute of Petroleum Accounting, University of North Texas, Denton, Texas. 76203). Although Adkerson's article deals principally with corporate exchange offers, the same principles apply to MLPs.

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